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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 _______________

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number 0-22056

                                 _______________

(Check one): [X] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form N-SAR


         For period ended June 30, 2003

         [_] Transition Report on Form 10-K
         [_] Transition Report on Form 20-F
         [_] Transition Report on Form 11-K
         [_] Transition Report on Form 10-Q
         [_] Transition Report on Form N-SAR

         For the Transition Period Ended:  ___________________

                                 _______________


PART I -- REGISTRANT INFORMATION

Full Name of Registrant:  Rural/Metro Corporation

Former Name if Applicable:

Address of principal executive office (Street and Number): 8401 E. Indian School Road

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City, State and Zip Code:  Scottsdale, Arizona 85251

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day
[X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, and 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

         As reported in its press release dated September 29, 2003, Rural/Metro Corporation (the "Company") recently completed negotiation and documentation of an amendment of its credit agreement and is finalizing the restatement of prior period financial statements. The timing and significance of these events have delayed the completion of the Company's annual report on Form 10-K for the fiscal year ended June 30, 2003.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    John S. Banas III                          (480) 994-3886
    ---------------------------------------------------------
           (Name)               (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [_] Yes [X] No

         The Company anticipates that it will file its quarterly report on Form 10-Q for the quarter ended March 31, 2003 concurrently with the filing of its annual report on Form 10-K for the year ended June 30, 2003.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [_] No

         For the full year fiscal 2003, the Company reported unaudited net revenue of $496.0 million, net income of $9.0 million, and earnings per fully diluted share of $0.33, after the accretion of preferred stock. By comparison, for the full year of fiscal 2002, the Company reported unaudited restated net revenue of $469.2 million, a net loss of $48.2 million, and a net loss per fully diluted share of $3.17. The improvement in net income between years is attributable to the $12.5 million gain on the sale of the Company's Latin American operations that occurred in the first quarter of fiscal 2003 as well as the inclusion in fiscal 2002 of a $49.5 million cumulative effect charge relating to the adoption of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," as of the beginning of fiscal 2002. The Company's consolidated financial statements and related disclosures are not yet complete, and there is a possibility that the preliminary unaudited results will require revision.

                             Rural/Metro Corporation
                             -----------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 29, 2003           By: /s/ John S. Banas III
                                      --------------------------------------
                                          John S. Banas III
                                          Senior Vice President and General
                                          Counsel